

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Via U.S. Mail and Facsimile +30 210 8955 140

Christopher J. Thomas
Chief Financial Officer
Paragon Shipping Inc.
15 Karamanli Avenue GR 166 73
Voula, Greece

>   **Re: Paragon Shipping Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 001-33655**

Dear Mr. Thomas:

        We have completed our review of your filing and do not have any further comments at this time.

                                              Sincerely,

                                              Julie F. Rizzo
                                              Attorney-Advisor